Exhibit 4.14

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30th July 2001

Mr. V. Radice, Chief Executive, Selfridges plc, 400 Oxford Street, London W1A 1AB.

Dear Mr. Radice,

BOARD APPOINTMENT

Further to your recent telephone conversation with Lord Tugendhat, I am setting out for you the details relating to your forthcoming Board appointment. Before the Board may appoint you, two important regulatory consents are required and these are specified in paragraphs 1 and 2 below. Accordingly your appointment is conditional upon Abbey National receiving appropriate clearances and the subsequent formal Resolution by the Board, which is scheduled for its next Meeting on Tuesday 25th September. Subject to this process, we would look to you to attend your first meeting on that day at 9.30 am, here at Abbey House, Baker Street.

I will be away from the office on vacation from Monday 13th August and therefore if you have any queries on these issues after this date, please contact Mr. Norman Wilkes, Deputy Secretary on telephone number 020-7612-4414.

1.	FORM 3

	This is the principal regulatory form which will be forwarded on to the Financial Services Authority (FSA). Please complete it, sign it on page 9, and return it to me. Do not date it. Abbey National Guidance Notes are annexed to the back of the form.	Appendix I

	Please also complete and sign the form headed “Additional information required for new Appointees to the Board of Abbey National plc”.	Appendix 1(a)

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2.	PIA FORM	Appendix II

Abbey National plc is currently regulated by the PIA and Directors are required to be individually registered. Please complete the form where indicated and return it to me. Again, do not date it. The guidance and explanatory sections require careful consideration, notwithstanding that most of the form is not applicable because the key “fit and proper” questions are addressed in the Form 3 above.

3.	DIRECTORS’ FEES

The current basic fee is £30,000 per annum payable quarterly in arrears at the end of March, June, September and December. If you are agreeable to your fee being sent direct to your bank, I would be grateful if you could let me know the name and address of your bank, the code number and account number. Perhaps you could also advise your PAYE Coding and National Insurance Number (and send any exemption certificate) so our Salaries Officer can sort out the necessary details. Additional fees are paid in respect of membership of Board Committees. Fees are reviewed annually but usually only increased every two years.

4.	EXPENSES	Appendix III

Any incidental expenses you incur in attending Board Meetings or other functions of the Company, will be met and a few claim forms are enclosed for you to furnish to me whenever convenient to you.

5.	SHARE DEALING CODE	Appendix IV

As a Director of Abbey National plc you will be in receipt of potentially price sensitive information and accordingly you will be subject to the Company’s Share Dealing Code. A copy of the Code is enclosed and I would be obliged if you could study this carefully. In particular, may I draw your attention to the need to obtain prior clearance for any proposed dealing. A supply of pre-dealing clearance forms is enclosed for this purpose.

If you decide to deal in Abbey National shares then details have to be forwarded to the Company within five working days of the transaction and we are obliged to enter the details in statutory registers and immediately report such transactions to the Stock Exchange.

To facilitate tracking for compliancepurposes, we prefer that shares are not held in a nominee name.

Could I please ask you to consult with me if you intend to deal in Abbey National securities.

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6.	SHARE HOLDING IN ABBEY NATIONAL plc	Appendix V

Please advise me on the attached form of any share holding you or your spouse or infant children have in the ordinary shares of Abbey National.

I can confirm that there are no qualifying shareholding requirements on directors.

7.	OTHER REGULATORY FORMALITIES

	Form 288	Appendix VI

This is the standard Form of directors’ consent which will be passed on to Companies House. Please complete and sign where indicated and return to me. Please do not date it.

8.	DURATION

In accordance with standing Board resolutions and in the context of Stock Exchange guidelines on corporate governance, the appointment is for three years. Thereafter, subject to mutual agreement, it may be extendible for a further period. In addition, you will be required to face election by our shareholders at the Company’s Annual General Meeting in April 2002.

9.	LOANS FROM ABBEY NATIONAL

Please be good enough to advise me if you or any person connected to you is in receipt of any loan from Abbey National.

10.	OTHER INTERESTS

Apart from entries in the statutory registers, I would be obliged if you could notify me of any other interests which should be recorded by the Company.

11.	PUBLIC ANNOUNCEMENT

We are obliged to inform the Stock Exchange of your appointment and an announcement will be made immediately following Board approval in September. Could you please advise how you would like to be described in such an announcement. In this connection it would be helpful if you could forward to me a copy of the latest published Report & Accounts of Selfridges plc.

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12.	DELEGATED AUTHORITIES AND CONTROL FRAMEWORK	Appendix VII

I am enclosing a copy of the Board’s High Level Binder and am obviously available to answer any queries.

13.	INDEPENDENT ADVICE	Appendix VIII

In the context of the British practices on corporate governance, there are provisions for Directors to obtain independent professional advice at the expense of the Company. The attached note from the Chairman sets out how these arrangements operate.

14.	MEMORANDUM AND ARTICLES OF ASSOCIATION	Appendix IX

I am attaching a copy of the Company’s Memorandum and Articles of Association. These set out, interalia, the powers of Directors. I am always available to deal with any queries you may have on any aspect of the Company's governance arrangements.

15.	DUTIES AND RESPONSIBILITIES OF DIRECTORS

The legal and regulatory duties and responsibilities of Directors of banks are becoming more onerous and in this connection I will be arranging for you to attend a private session with a Partner from Deloitte & Touche who can advise on current developments. In the meantime, if you need any help in this regard, I can make available to you various explanatory publications.

16.	DIRECTOR TRAINING

Regulations in the Banking Sector, and corporate governance best practice, require us to ensure that Directors are equipped to fulfil their duties and responsibilities. In the first instance I would suggest that you should spend some time with each of the Executive Directors, including myself. Perhaps your secretary could provide me with some possible dates and times. Thereafter, we can arrange a programme of visits to key business areas, including some branches in our Retail network.

17.	BOARD DATES	Appendix X

I enclose a schedule of Board dates for the remainder of 2001 and for the Year 2002.

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18.	FORTHCOMING FUNCTIONS

The Chairman has arranged for a working Dinner to be held on Monday 22nd October, at The Connaught Hotel, London.

We will be holding our usual Christmas function on Monday 17th December at the Savoy Hotel and I hope you and your wife will be able to attend. I will be circulating further details nearer the time.

	Please feel free to call me or e-mail me over any aspect of this letter. The attached directory details phone numbers of all the Directors.	Appendix XI

I do hope all this paperwork does not spoil your return from holiday. In terms of priorities, paragraphs 1 and 2 are the most important .

I look forward to meeting up with you after the Summer break.

Yours sincerely,

I.K.Treacy,
Director and Secretary.

Encls:

cc: Lord Tugendhat, Chairman.

b.c.c.	Norman Wilkes, Deputy Secretary Leena Nagrecha, Assistant Group Secretary Paul Coote, Director of Compliance